File Pursuant to Rule 253(g)(2)

File No. 024-12718

Offering Circular Supplement No. 1 Dated June 4, 2026

to the

Offering Circular Dated March 4, 2026

RoyaltyTraders LLC dba SongVest

1053 East Whitaker Mill Rd., Suite 115

Raleigh, NC 27604

(919) 324-2945

www.songvest.com

Best Efforts Offering of Royalty Share Units

This document supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”) dated March 4, 2026, of RoyaltyTraders LLC dba SongVest (the “Company”). Capitalized terms used but not defined herein have the meaning set forth in the Offering Circular.

The Offering Circular dated March 4, 2026, is available HERE.

This supplement is being filed to notify investors that the Company has filed its annual report for the fiscal year ended December 31, 2025 pursuant to Regulation A of the Securities Act of 1933, which can be accessed HERE.